# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braze, Inc., CIK 0001676238
CUSIP: 10576N102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 63 MADISON BUILDING, 28 E. 28TH ST., FLOOR 12 MAILROOM, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037361
Filed by CIK 0001888932

## Reporting persons
- Magnuson William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,441,851; shared voting power 470; sole dispositive power 5,441,851; shared dispositive power 470; aggregate amount beneficially owned 5,442,321 (4.77% of the class)

## Item 1. Issuer
Name of issuer: Braze, Inc.
Address of issuer's principal executive offices: 63 Madison Building, 28 E. 28th Street, 12th floor mailroom, New York, New York 10016

## Item 2. Person Filing
Name of person filing: William Magnuson
Address of principal business office or, if none, residence:
c/o Braze, Inc.
63 Madison Building
28 E. 28th Street, 12th floor mailroom
New York, New York 10016
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 30, 2026, Mr. Magnuson beneficially owned 5,442,321 shares of the Issuer's Class A common stock, par value $0.0001 per share, consisting of (a) 4,145,465 shares held directly by Mr. Magnuson, (b) 470 shares held indirectly by Mr. Magnuson, (c) 44,728 shares of Class A Common Stock issuable pursuant to restricted stock units held directly by Mr. Magnuson that will vest and settle within 60 days of January 30, 2026 , and (d) 1,251,658 shares of Class A common stock issuable upon the exercise of vested and exercisable options.

As disclosed in the Issuer's Current Report on Form 8-K filed on February 2, 2026, on October 21, 2025, the number of outstanding shares of Class B Common Stock of the Issuer, par value $0.0001 per share, represented less than 10% of the aggregate number of shares of the then outstanding Class A Common Stock, and Class B Common Stock of the Issuer. Accordingly, pursuant to the terms of the Issuer's Eighth Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") on January 30, 2026, each outstanding share of Class B Common Stock automatically converted into one share of Class A Common Stock, and each outstanding option to purchase shares of the Issuer's Class B common stock issued pursuant to the Issuer's Amended and Restated 2011 Equity Incentive Plan was automatically converted into an option to purchase the same number of shares of the Issuer's Class A common stock.
Percent of class: Based on 112,679,841 shares of Class A Common Stock issued and outstanding as of January 30, 2026, and the information set forth in (a) above, Mr. Magnuson beneficially owned 4.77% of the outstanding Class A Common Stock.
Sole power to vote or to direct the vote: 5,441,851
Shared power to vote or to direct the vote: 470
Sole power to dispose or to direct the disposition: 5,441,851
Shared power to dispose or to direct the disposition: 470

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Magnuson William: /s/ William Magnuson, William Magnuson (02/02/2026)